Filed pursuant to Rule 424(b)(3)
Registration No. 333-156913

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission.

SUBJECT TO COMPLETION. DATED APRIL 7, 2010.

PROSPECTUS SUPPLEMENT

(To prospectus dated April 14, 2009)

Ps. [—]

Republic of Colombia

[—]% Global TES Bonds due 2021

Payable in U.S. dollars

The bonds will mature on April [—], 2021. Colombia will pay interest on the bonds on each April [—]. Interest will accrue from April [—], 2010, and the first interest payment will be made on [— ], 2011. Principal and interest will be translated into and payment of principal and interest will be made in United States dollars.

The bonds will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia. The bonds will rank equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness.

The bonds will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.

The bonds are termed “TES” bonds as a short-hand form for Títulos de Tesorería (Treasury securities).

The bonds will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Colombia’s outstanding public external indebtedness issued prior to January 21, 2004. Under these provisions, which are described in the sections entitled “Description of the Securities—Debt Securities—Default and Acceleration of Maturity,” “—Collective Action Securities” and “—Meetings and Amendments—Approval (Collective Action Securities)” in the accompanying prospectus, Colombia may amend the payment provisions of the bonds with the consent of the holders of 75% of the aggregate principal amount of the outstanding bonds.

Application will be made to list the bonds on the official list of the Luxembourg Stock Exchange and to trade them on the Euro MTF Market of the Luxembourg Stock Exchange.

See “Risk Factors” beginning on page S-9 to read about certain risks you should consider before investing in the bonds.

	Per Bond	Per Bond in U.S. Dollars(3)		Total
Issue Price(1)(2)	[—]%	U.S. $	[—]	U.S. $	[—]
Underwriting Discount	[—]%	U.S. $	[—]	U.S. $	[—]
Proceeds, before expenses, to Colombia	[—]%	U.S. $	[—]	U.S. $	[—]

1:	Purchasers will make the payment of the issue price in U.S. dollars based on an exchange rate for the conversion of Colombian pesos into U.S. dollars of Ps. 1,911.07 per U.S. $1.00, which is the Representative Market Rate in effect on April 7, 2010. The minimum denomination per bond is Ps. 5,000,000 and bonds will be issued in integral multiples of Ps. 1,000,000 in excess thereof.
2:	Purchasers will also be required to pay accrued interest, if any, from April [—], 2010, the date Colombia expects to deliver the bonds offered by this prospectus supplement.
3:	For purposes of calculating values on a per bond basis, a face value of Ps. 5,000,000 has been assumed.

Delivery of the bonds, in book-entry form only, is expected to be made on or about April [—], 2010.

Neither the Securities and Exchange Commission, referred to as the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

April [—], 2010

PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the bonds. You should read this entire prospectus supplement and the accompanying prospectus carefully.

The Issuer

Overview

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west. According to the National Administrative Department of Statistics (“DANE”), Colombia’s population in 2008 was approximately 44.5 million. Approximately 7.2 million people live in the metropolitan area of Bogotá, the capital of Colombia.

Government

Colombia is governed as a Presidential Republic. Colombia is divided into 32 departments. Each department is divided into municipalities.

The Republic of Colombia is one of the oldest democracies in the Americas. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The Constitution provides for three independent branches of government: an executive branch headed by the President; a legislative branch consisting of the bicameral Congress, composed of the Chamber of Representatives and the Senate; and a judicial branch consisting of the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or “Supreme Court”), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law.

Under the Constitution, the President is elected by direct vote. On May 28, 2006, Alvaro Uribe was re-elected President for the 2006-2010 term. In September 2009, both houses of Congress approved legislation calling for a national referendum on amending the constitution to allow President Uribe to seek re-election for a third term. On February 26, 2010, the Constitutional Court declared that legislation unconstitutional. Following that decision, former Defense Minister Juan Manuel Santos has become the presidential candidate for President Uribe’s political party, Partido Social de La Unidad Nacional, in the upcoming presidential elections on May 30, 2010.

Judicial power is vested in the Constitutional Court, the Supreme Court, the Council of State, the Supreme Judicial Council, the National Prosecutor General and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in the Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters. The most recent Congressional elections occurred on March 14, 2010, when, according to preliminary results, candidates from Partido Social de La Unidad Nacional and Partido Conservador Colombiano won 50 of the 100 seats in the Senate and 85 of the 166 seats in the Chamber of Representatives.

Selected Colombian Economic Indicators

	2005		2006		2007		2008		2009
Domestic Economy
Real GDP Growth (percent)(1)		5.7%		6.9%		7.5%		2.4%	0.4%
Gross Fixed Investment Growth (percent)(1)(2)		21.2		17.2		15.2		4.7	(1.6)
Private Consumption Growth (percent)(1)(2)		4.7		6.8		7.6		2.5	0.1
Public Consumption Growth (percent)(1)(2)		6.4		4.2		4.5		1.3	2.9
Consumer Price Index(3)		4.9		4.5		5.7		7.7	2.0
Producer Price Index(3)		2.1		5.5		1.3		9.0	(2.2)
Interest Rate (percent)(4)		7.0		6.3		8.0		9.5	6.2
Unemployment Rate (percent)(5)		12.0		12.8		10.2		10.9	12.3
Balance of Payments		(millions of U.S. dollars)
Exports of Goods (FOB)(6)		$20,818		$23,930		$29,381		$37,095	$32,565
Oil and its derivatives(6)		5,559		6,328		7,318		12,204	10,268
Coffee(6)		1,471		1,461		1,714		1,883	1,543
Imports of Goods (FOB)(6)		19,431		23,976		30,100		36,313	30,510
Current Account Balance(6)		(1,882)		(2,983)		(5,977)		(6,883)	(5,146)
Net Foreign Direct Investment(6)		5,590		5,558		8,136		8,329	4,177
Net International Reserves		14,947		15,436		20,949		24,030	25,356
Months of Coverage of Imports (Goods and Services)		7.2		6.1		6.7		6.4	7.9
Public Finance(7)		(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(8)	Ps.	150,485	Ps.	169,154	Ps.	195,727	Ps.	193,195	N/A
Non-financial Public Sector Expenditures(8)	Ps.	151,940	Ps.	170,485	Ps.	201,268	Ps.	191,828	N/A
Non-financial Public Sector Primary Surplus/(Deficit)(9)		10,509		11,679		13,072		17,022	3,240
Percent of GDP(7)		3.3%		3.2%		3.0%		3.6%	0.7%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(954)		(3,162)		(4,322)		342	(12,865)
Percent of GDP(7)		(0.2)%		(0.8)%		(1.0)%		0.1%	(2.6)%
Central Government Fiscal Surplus/ (Deficit)		(13,753)		(13,069)		(11,613)		(11,067)	(20,715)
Percent of GDP(7)		(4.0)%		(3.4)%		(2.7)%		(2.3)%	(4.2)%
Public Debt(10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps.	117,126	Ps.	124,206	Ps.	132,476	Ps.	140,935	159,025
Percent of GDP(1)		34.9%		32.4%		30.7%		29.5%	32.0%
Public Sector External Funded Debt (millions of dollars)(12)		$23,353		$25,889		$27,923		$28,450	33,642
Percent of GDP(1)		15.9%		15.1%		13.0%		13.3%	13.8%

Some of the foregoing figures are updated by more recent information under “Recent Developments”.

1:	Figures calculated using new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
2:	Figures for 2007, 2008 and 2009 are estimated.

3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2005 through 2009. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using a new methodology implemented by DANE in 2008, using 2000 as the base year for calculating constant prices.
8:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Recent Developments—Public Sector Finance.”
9:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Figures for 2008 are subject to revision. Figures for 2009 are provisional and subject to verification and revision. Exchange rates at December 31 of each year. The figures for public debt given in this table differ from those set out under “Public Sector External Funded Debt by Type” on page S-28 as a result of the application of different methodologies.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources:	Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”)

The Offering

Issuer	The Republic of Colombia.

Aggregate Principal Amount	Ps.[—].

Issue Price	[—]% of the principal amount of the bonds. The Issue Price will be payable in U.S. dollars based on an exchange rate for the conversion of Colombian pesos into U.S. dollars of Ps. 1,911.07 per U.S. $1.00.

Issue Date	April [—], 2010.

Maturity Date	April [—], 2021.

Form of Securities	The bonds will be issued in the form of one or more registered global securities without coupons, which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. The bonds will not be issued in bearer form.

Denominations	The bonds will be issued in denominations of Ps. 5,000,000 and integral multiples of Ps. 1,000,000 in excess thereof.

Interest	The bonds will bear interest from April [—], 2010 at the rate of [—]% per year, payable in U.S. dollars calculated as described below. We will pay you interest annually in arrears on April [—] of each year, commencing on April [—], 2011. Interest will be computed on the basis of the actual number of days during the period in respect of which interest is being paid, not to exceed 365, divided by 365.

Redemption	We may not redeem the bonds before maturity. At maturity, we will redeem the bonds at par.

Risk Factors	Risk factors relating to the bonds:

•	The price at which the bonds will trade in the secondary market is uncertain.

•	The bonds will contain provisions that permit Colombia to amend the payment terms without the consent of all holders.

Risk factors relating to foreign currency securities:

•

If the Colombian peso depreciates against the U.S. dollar, the effective yield on the bonds will decrease below the interest rate on the bonds, and the amount payable at maturity may be less than your investment, resulting in a loss to you.

•	Government policy or actions could adversely affect the exchange rate between the peso and the U.S. dollar and an investment in the bonds.

•	Exchange controls could affect the peso/U.S. dollar exchange rate and the amount payable on the bonds.

Risk factors relating to Colombia:

•	Colombia is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

•	Certain economic risks are inherent in any investment in an emerging market country such as Colombia.

•	An increase in Colombia’s debt-to-GDP ratio could increase the burden of servicing Colombia’s debt.

•

Colombia’s economy is vulnerable to external shocks, including the current global economic crisis and those that could be caused by continued or future significant economic or political difficulties of its major regional trading partners or by more general “contagion” effects, all of which could have a material adverse effect on Colombia’s economic growth and its ability to service its public debt.

•	Colombia’s credit ratings may be changed, suspended or withdrawn.

See “Risk Factors” below for a discussion of certain factors you should consider before deciding to invest in the bonds.

Conversion of the payment amounts	All amounts due in respect of principal or interest will be paid in U.S. dollars, calculated by the calculation agent by translating the Colombian peso amounts into U.S. dollars at the Average Representative Market Rate on the applicable Rate Calculation Date (as defined under “Description of the Bonds—General Terms of the Bonds”).

Status	The bonds will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia. The bonds will rank equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness.

Withholding Tax and Additional Amounts	We will make all payments on the bonds without withholding or deducting any taxes imposed by Colombia, subject to certain specified exceptions. For more information, see “Description of the Securities—Debt Securities—Additional Amounts” on page 4 of the accompanying prospectus.

Further Issues	Colombia may, without the consent of the holders, create and issue additional bonds that may form a single series of bonds with the outstanding bonds; provided that such additional bonds do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such additional bonds are subject to U.S. federal tax laws), a greater amount of original issue discount than the bonds have as of the date of the issue of such additional bonds.

Listing	Application will be made to list the bonds on the official list of the Luxembourg Stock Exchange and to trade them on the Euro MTF Market of the Luxembourg Stock Exchange.

Governing Law	New York, except that the laws of Colombia will govern all matters relating to authorization and execution by Colombia.

Additional Provisions	The bonds will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Colombia’s outstanding external public indebtedness issued prior to January 21, 2004. Those provisions are described in the sections entitled “Description of the Securities—Debt Securities—Default and Acceleration of Maturity,” “—Collective Action Securities” and “—Meetings and Amendments—Approval (Collective Action Securities)” in the accompanying prospectus.

Calculation Agent	The Bank of New York Mellon

Use of Proceeds	The net proceeds of the sale of the bonds will be approximately U.S. $[—], after deduction of the underwriting discount and of certain expenses payable by Colombia (which are estimated to be U.S. $[—]). Colombia will use the net proceeds for general budgetary purposes.

Underwriting	Under the terms and subject to the conditions contained in an underwriting agreement, dated as of April [—], 2010, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as underwriters, are obligated to purchase all of the bonds if any are purchased.

RISK FACTORS

This section describes certain risks associated with investing in the bonds. You should consult your financial and legal advisors about the risk of investing in the bonds. Colombia disclaims any responsibility for advising you on these matters.

Risk Factors Relating to the Bonds

The price at which the bonds will trade in the secondary market is uncertain.

Colombia has been advised by the underwriters that they intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. Application will be made to list the bonds on the official list of the Luxembourg Stock Exchange and to trade them on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given as to the liquidity of the trading market for the bonds. The price at which the bonds will trade in the secondary market is uncertain.

The bonds will contain provisions that permit Colombia to amend the payment terms without the consent of all holders.

The bonds will contain provisions regarding acceleration and voting on future amendments, modifications and waivers, which are commonly referred to as “collective action clauses.” Under these provisions, certain key provisions of the bonds may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding bonds. See “Description of the Securities—Debt Securities—Default and Acceleration of Maturity,” “—Collective Action Securities” and “—Meetings and Amendments—Approval (Collective Action Securities)” in the accompanying prospectus.

Risks Factors Relating to Foreign Currency Securities

This prospectus supplement and the accompanying prospectus do not describe all the risks of an investment in securities denominated in currencies other than U.S. dollars. If you are unsophisticated with respect to foreign currency transactions, these bonds are not an appropriate investment for you.

The information in this section is directed to investors who are U.S. residents and does not address risks for investors who are not U.S. residents. We disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase, holding or receipt of payments of the bonds. If you are not a U.S. resident, you should consult your own financial and legal advisors.

If the Colombian peso depreciates against the U.S. dollar, the effective yield on the bonds will decrease below the interest rate on the bonds, and the amount payable at maturity may be less than your investment, resulting in a loss to you.

Rates of exchange between the U.S. dollar and the Colombian peso have varied significantly over time. Historical peso/U.S. dollar exchange rates are presented in the table under the heading “Certain Defined Terms and Conventions—Colombian Peso Information.” However, historical trends do not necessarily indicate future fluctuations in rates, and should not be relied upon as indicative of future trends.

Currency exchange rates can be volatile and unpredictable. If the Colombian peso depreciates against the U.S. dollar, the effective yield on the bonds will decrease below the interest rate on the bonds and the amount payable at maturity may be less than your investment, resulting in a loss to you. Depreciation of the Colombian peso against the U.S. dollar may also adversely affect the market value of the bonds.

Government policy or actions could adversely affect the exchange rate between the peso and the U.S. dollar and an investment in the bonds.

Colombia presently has a floating exchange rate. However, the Central Bank of Colombia has from time to time intervened in the foreign exchange market to support the value of the peso or to adversely affect the value of the peso. See “Monetary System—Foreign Exchange Rates and International Reserves—Appreciation of the Peso and Measures Taken by the Government” in Exhibit D to Colombia’s annual report on Form 18-K for the year ended December 31, 2008, filed with the SEC on August 14, 2009 (“2008 Annual Report”), as amended by Amendment No.1 to Colombia’s annual report for the year ended December 31, 2008 filed with the SEC on November 18, 2009 (“Amendment No.1”). Such interventions or other governmental actions could adversely affect the value of the bonds, as well as the yield on the bonds and the amount payable to you at maturity.

Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Colombia or elsewhere could lead to significant and sudden changes in the exchange rate between the peso and the U.S. dollar.

Exchange controls could affect the peso/U.S. dollar exchange rate and the amount payable on the bonds.

Colombia has a system of exchange controls that has been in place since 1967. However, exchange control regulations have been substantially relaxed over the past fifteen years, and the peso/U.S. dollar exchange rate is no longer set by the Government or by the Central Bank. The peso/U.S. dollar exchange rate is set by the market, based upon the supply of, and demand for, U.S. dollars. Currently, the system of exchange controls only determines which transactions involving inflows or outflows of foreign currency are permitted. In addition, the applicable exchange control regulations provide that the incurrence of foreign indebtedness by Colombia, as well as payments to service Colombia’s external debt, are permitted transactions. Changes in exchange control regulations could cause the value of the peso to depreciate against the U.S. dollar, resulting in a reduced yield to you, a possible loss on the bonds and a possible adverse impact on the market value of the bonds.

Risk Factors Relating to Colombia

Colombia is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Colombia is a foreign state. As a result, it may not be possible for investors to effect service of process within their own jurisdictions upon Colombia or to enforce against Colombia judgments obtained in their own jurisdictions. See “Description of the Securities—Jurisdiction; Enforceability of Judgments” in the accompanying prospectus.

Certain economic risks are inherent in any investment in an emerging market country such as Colombia.

Investing in an emerging market country such as Colombia carries economic risks. These risks include economic instability that may affect Colombia’s economic results. Economic instability in Colombia and in other Latin American and emerging market countries has been caused by many different factors, including the following:

•	high interest rates;

•	changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	changes in economic or tax policies;

•	the imposition of trade barriers; and

•	internal security issues.

Any of these factors, as well as volatility in the markets for securities similar to the bonds, may adversely affect the liquidity of, and trading markets for, the bonds. See “Forward-looking Statements” in the accompanying prospectus. For further information on internal security, see “Recent Developments—Republic of Colombia—Internal Security.”

An increase in Colombia’s debt-to-GDP ratio could increase the burden on Colombia’s ability to service its debt.

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 36.0% at December 31, 2006, to 32.3% at December 31, 2007, and to 31.9% at December 31, 2008, but increased to 32.7% at September 30, 2009. According to preliminary figures, the Colombian economy grew approximately 0.4% in real terms in 2009 and it is expected to grow 2.5% in real terms during 2010. Any increase in the nonfinancial public sector debt to GDP ratio, whether due to an increase in debt levels or a decrease in GDP, or both, could have an adverse effect on Colombia’s economy and ability to service its debt. See “Economy—Gross domestic product” in Exhibit D to Colombia’s 2008 Annual Report, as amended by Amendment No.1, and “Recent Developments—Public Sector Debt” in this prospectus supplement.

Colombia’s economy remains vulnerable to external shocks, including the current global economic crisis and those that could be caused by future significant economic or political difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Colombia’s economic growth and its ability to service its public debt.

Colombia experienced an economic contraction in the first nine months of 2009 and other adverse economic and financial effects as a result of the global economic crisis but experienced improved economic conditions starting in November 2009. In January 2010, the Government revised its estimate of the Central Government deficit for 2009 from 4.0% of GDP to 4.1% of GDP. See “Recent Developments—Monetary System —Interest rates and inflation” and “—Foreign exchange rates and international reserves” in this prospectus supplement, and “Economy—Gross Domestic Product”, “Monetary System—Foreign Exchange Rates and International Reserves —Appreciation of the Peso and Measures Taken by the Government”, “—Interest rates and inflation” in Exhibit D to Colombia’s 2008 Annual Report, as amended by Amendment No.1.

Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

A significant decline in the economic growth of any of Colombia’s major trading partners, such as the United States or Venezuela, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. The United States and Venezuela are Colombia’s largest export markets. As of December 31, 2009, the United States accounted for 39.2% of Colombia’s total exports and Venezuela accounted for 12.3% of Colombia’s total exports. A decline in United States or Venezuelan demand for imports could have a material adverse effect on Colombian exports and Colombia’s economic growth. In addition, as a result of disagreement between President Uribe and Venezuela’s President, Hugo Chávez, both Colombia and Venezuela have recently been pursuing a policy of diversification of their trading counterparties. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries. Colombia has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 Argentine financial crisis and the current global economic crisis. Similar developments can be expected to affect the Colombian economy in the future. For further discussion of trade relations between Venezuela and Colombia, see “Recent Developments—Foreign Trade and Balance of Payments”.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Colombia. In addition, there can be no assurance that these events will not adversely affect Colombia’s economy and its ability to raise capital in the external debt markets in the future. See “Forward-Looking Statements” in the accompanying prospectus.

Colombia’s credit ratings may be changed, suspended or withdrawn.

Colombia’s issuer credit ratings are as follows:

•	Fitch: long-term issuer default rating of BB+ (Outlook Stable);

•	Standard & Poor’s: foreign currency issuer credit rating of BB+ (Outlook Stable); and

•	Moody’s: long-term foreign currency government bond rating of Ba1 (Outlook Stable).

A Fitch “BB” rating indicates that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade. A Fitch outlook indicates the direction in which a rating is likely to move over a one- to two-year period. Outlooks may be Positive, Stable or Negative. A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On June 5, 2006, Fitch changed Colombia’s rating outlook from Stable to Positive. On June 21, 2007, Fitch upgraded Colombia’s long term foreign currency debt rating from BB to BB+ and changed its outlook from Positive to Stable.

A Standard & Poor’s “BB” rating indicates that an obligor is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “stable” means that a rating is not likely to change; however, an outlook is not necessarily a precursor of a rating change. On June 12, 2007, Standard & Poor’s affirmed Colombia’s foreign currency issuer credit rating at BB+.

In addition to publishing foreign currency issuer credit ratings, Standard & Poor’s also publishes a long-term foreign currency debt rating which will not apply to the bonds. On June 12, 2007, Standard & Poor’s upgraded Colombia’s long-term foreign currency debt rating to BBB- from BB+.

For Moody’s, obligations rated “Ba” are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 1 indicates a high-range ranking in the Ba generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event). On March 9, 2006, Moody’s changed Colombia’s ratings outlook from Negative to Stable and placed Colombia’s Baa2 domestic currency bond rating on review for potential downgrade. On May 24, 2006, Moody’s announced that it had upgraded the foreign currency country ceiling ratings of several countries, including Colombia, as a result of a revision of its rating methodology for assigning foreign currency country bond ceilings. Consequently, Colombia’s foreign currency country ceiling was upgraded to Ba1 from Ba2. On June 29, 2006, Moody’s downgraded Colombia’s domestic currency bond ratings to Baa3 from Baa2. On June 25, 2007, Moody’s changed its outlook from Stable to Positive. On June 19, 2008, Moody’s upgraded Colombia’s foreign-currency government bond rating to Ba1 from Ba2 and stated that its outlook on all ratings is Stable.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Colombia’s current ratings and the rating outlooks currently assigned to Colombia are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Colombia. Any adverse change in Colombia’s credit ratings could adversely affect the trading price for the bonds. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

CERTAIN DEFINED TERMS AND CONVENTIONS

Currency of Presentation

Unless otherwise stated, Colombia has translated historical amounts into U.S. dollars (“U.S. dollars,” “dollars” or “U.S. $”) or pesos (“pesos,” “Colombian pesos” or “Ps.”) at historical average exchange rates for the period indicated. Translations of pesos to dollars have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars at any particular rate or at all.

Colombian Peso Information

For the purpose of calculating payments to be made in respect of the bonds, all references to “Ps.” are to Colombian pesos.

Interest and redemption payments in respect of the bonds will be made in U.S. dollars translated from Colombian pesos based upon the Average Representative Market Rate (as defined below) at the time the relevant payment amount is determined. The “Representative Market Rate” for any day is the weighted average of the buy and sell foreign exchange rates for transactions completed on the previous business day by certain commercial banks and financial corporations in Bogotá, Cali, Barranquilla and Medellín, as calculated and published by the Financial Superintendency of Colombia, and which is available on Bloomberg by typing “TRM<INDEX>HP<GO>”, at the Financial Superintendency’s website at http://www.superfinanciera.gov.co or at the Banco de la República’s website at http://www.banrep.gov.co or, in the absence of the availability of such information, the rate at which Colombian pesos can be converted into U.S. dollars as determined by polling certain banks located in Bogotá D.C., Colombia. The “Average Representative Market Rate” is the average of the Representative Market Rate for each of the five business days ending three business days prior to any interest or principal payment date. See “Description of the Bonds—General Terms of the Bonds.”

On April 7, 2010, the Representative Market Rate was Ps. 1,911.07 per U.S. $1.00.

The following table shows the high, low, average and period-end peso/U.S. dollar Representative Market Rate for each year from 2005 through 2008 and from January 2009 through March 2010.

Representative Market Rate(1)

(Pesos per U.S. dollar)

Year	High	Low	Average	End-of-period
2005	2,397.25	2,272.95	2,321.49	2,284.22
2006	2,634.06	2,225.44	2,358.96	2,238.79
2007	2,261.22	1,877.88	2,076.24	2,014.76
2008	2,392.28	1,652.41	1,967.11	2,243.59
2009:
January	2,420.26	2,197.72	2,253.51	2,420.26
February	2,596.37	2,420.26	2,512.34	2,555.89
March	2,590.97	2,335.29	2,469.63	2,561.21
April	2,544.24	2,283.20	2,374.61	2,289.73
May	2,288.64	2,140.66	2,227.32	2,140.66
June	2,188.50	2,014.91	2,089.46	2,158.67
July	2,145.21	1,953.12	2,049.24	2,043.37
August	2,050.45	1,987.87	2,017.62	2,035.00
September	2,068.96	1,911.66	1,978.03	1,922.00
October	2,006.18	1,825.68	1,901.40	1,993.80
November	2,008.72	1,953.45	1,976.88	1,997.47
December	2,054.10	1,989.94	2,018.01	2,044.23
2010:
January	2,044.23	1,957.82	1,983.43	1,982.29
February	2,003.76	1,914.87	1,951.72	1,932.32
March	1,933.40	1,888.05	1.907.45	1,928.59

1:	Representative market rate, as calculated by the Financial Superintendency.

Source: Banco de la República.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus attached hereto. Colombia is furnishing this prospectus supplement and the accompanying prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds and for Luxembourg listing purposes.

Responsibility Statement

Colombia, having taken all reasonable care to ensure that such is the case, confirms that the information contained in this prospectus (which includes this prospectus supplement together with the attached prospectus dated as of April 14, 2009) is, to the best of Colombia’s knowledge, in accordance with the facts and contains no material omission likely to affect its import. Colombia accepts responsibility accordingly.

INCORPORATION BY REFERENCE

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Colombia can disclose important information to you by referring you to those documents. Any information referred to in this way is considered part of this prospectus supplement from the date Colombia files that document. Except for the purposes of the Prospectus Directive, reports filed by Colombia with the SEC after the date of this prospectus supplement and before the date that the offering of the bonds by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. Colombia’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Exhibit D to Colombia’s 2008 Annual Report, as amended by Amendment No.1, filed with the SEC on November 18, 2009, is considered part of and incorporated by reference in this prospectus supplement and the accompanying prospectus.

Any person receiving a copy of this prospectus supplement may obtain, without charge and upon request, a copy of the above document (including only the exhibits that are specifically incorporated by reference in it). Requests for such document should be directed to:

Dirección General de Crédito Público y Tesoro Nacional

Ministerio de Hacienda y Crédito Público

Carrera 7a, No. 6-45, Piso 1

Bogotá D.C., Colombia

Telephone: 57-1-350-7422

Fax: 57-1-350-6651

You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement or from the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

TABLE OF REFERENCES

For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross-reference table but included in the documents incorporated by reference is given for information purposes only:

EC No. 809/2004 Item	Annual Report on Form 18-K for 2008, as amended
Annex XVI, 3.1: Issuer’s position within the governmental framework	“Republic of Colombia—Government and Political Parties” on pages D-6 to D-8 of Exhibit D

Annex XVI, 3.2: Geographic location and legal form of the issuer	“Republic of Colombia—Geography and Population” and “—Government and Political Parties” on pages D-6 to D-8 of Exhibit D

Annex XVI, 3.3: Recent events relevant to the issuer’s solvency	“Introduction” on pages D-3 to D-5 of Exhibit D, “Republic of Colombia—Internal Security” on pages D-8 to D-12 of Exhibit D; and “Recent Developments” beginning on page S-19 of the prospectus supplement

Annex XVI, 3.4(a): Structure of the issuer’s economy	“Economy—Principal Sectors of the Economy”, “—Infrastructure Development”, “—Role of the State in the Economy; Privatization”, “—Environment”, “—Employment and Labor”, and “—Poverty” on pages D-17 to D-40 of Exhibit D and “Monetary System” on pages D-55 to D-64 of Exhibit D; and “Recent Developments—Economy” beginning on page S-20 of the prospectus supplement

Annex XVI, 3.4(b): Gross domestic product	“Economy—Gross Domestic Product” on pages D-15 to D-17 of Exhibit D; and “Recent Developments—Economy” beginning on page S-20 of the prospectus supplement

Annex XVI, 3.5: Colombia’s political system and government	“Republic of Colombia—Government and Political Parties” on pages D-6 to D-8 of Exhibit D

Annex XVI, 4(a): Tax and budgetary systems of the issuer	“Public Sector Finance—General”, “—Public Sector Accounts” and “—2008 Budget” on pages D-65 to D-71 of Exhibit D; and “Recent Developments—Public Sector Finance” beginning on page S-25 of the prospectus supplement

Annex XVI, 4(b): Gross public debt of the issuer	“Public Sector Debt” and “Tables and Supplementary Information” on pages D-74 to D-83 of Exhibit D; and “Recent Developments—Public Sector Debt” beginning on page S-28 of the prospectus supplement

Annex XVI, 4(c): Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages D-41 to D-54 of Exhibit D; and “Recent Developments—Foreign Trade and Balance of Payments” beginning on page S-21 of the prospectus supplement

Annex XVI, 4(d): Foreign exchange reserves	“Monetary System—Foreign Exchange Rates and International Reserves” on pages D-60 to D-63 of Exhibit D; and “Recent Developments— Monetary System—Foreign Exchange Rates and International Reserves” beginning on page S-25 of the prospectus supplement

Annex XVI, 4(e): Financial position and resources	“Foreign Trade and Balance of Payments” on pages D-41 to D-54 of Exhibit D and “Public Sector Finance—General”, “—Public Sector Accounts” and “—2009 Budget” on pages D-65 to D-71 of Exhibit D; and “Recent Developments—Foreign Trade and Balance of Payments” beginning on page S-21 of the prospectus supplement and “Recent Developments—Public Sector Finance” beginning on page S-25 of the prospectus supplement

Annex XVI, 4(f): Income and expenditure figures and 2009 budget	“Public Sector Finance—Public Sector Accounts” and “—2009 Budget” on pages D-66 to D-71 of Exhibit D; and “Recent Developments—Public Sector Finance” beginning on page S-25 of the prospectus supplement

USE OF PROCEEDS

The net proceeds of the sale of the bonds, not including accrued interest, will be approximately U.S. $[—], after deduction of the underwriting discount and of certain expenses payable by Colombia (which are estimated to be U.S. $[—]). Colombia will use the net proceeds for general budgetary purposes.

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2008 Annual Report, as amended by Amendment No.1, and as the 2008 Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2008 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2008 Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 36.0% at December 31, 2006, to 32.3% at December 31, 2007, and to 31.9% at December 31, 2008, but increased to 35.2% at December 31, 2009.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 32.5% at December 31, 2006, 29.1% at December 31, 2007, 31.0% at December 31, 2008, and 32.2% at September 30, 2009.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by the Government in the local and international markets during recent years, have contributed to a general reduction of the overall debt of the Republic as a percentage of GDP in spite of recent increases. Although the Government expects to keep this ratio on a downward trend in the following years, no assurance can be given that this goal will be achieved. In January 2010, the Government reported a Central Government deficit for 2009 of 4.1% of GDP and the consolidated public sector deficit for 2009 of 2.7% of GDP.

In July 2008, the Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions regarding the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. In December 2009, the Government declared a state of social emergency, which allows the President to issue decrees solely related to the state of emergency and temporarily suspend laws incompatible with the state of emergency. In January 2010, the President issued a set of decrees in order to comply with the Constitutional Court decision. Currently, the Colombian Constitutional Court is reviewing the constitutionality of the state of emergency and the decrees issued under it.

In September 2009, both houses of Congress approved legislation calling for a national referendum on amending the constitution to allow President Uribe to seek re-election for a third term. On February 26, 2010, the Constitutional Court declared that legislation unconstitutional. Following that decision, former Defense Minister Juan Manuel Santos has become the presidential candidate for President Uribe’s political party, Partido Social de La Unidad Nacional, in the upcoming presidential elections on May 30, 2010.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 20,210 in 2004 to 18,111 in 2005, 17,479 in 2006, 17,198 in 2007, 16,140 in 2008 and further to 15,817 in 2009. Incidents of kidnapping decreased from 1,440 in 2004 to 800 in 2005, 687 in 2006, 521 in 2007, 437 in 2008 and further to 213 in 2009. Incidents of terrorism have been declining, except that some increases were seen in 2006, 2008 and 2009 from 724 in 2004 to 612 in 2005, 646 in 2006, 387 in 2007, 484 in 2008 and 486 in 2009. In March 2010, the Government announced that for the twelve-month period ended February 28, 2010, homicides increased by 0.9% and kidnapping declined 47.0%, as compared to the corresponding twelve-month period ended February 28, 2009. For the twelve-month period ended February 28 2010, incidents of terrorism decreased by 1.2% compared to the corresponding twelve-month period ended February 28, 2009. For the two-month period ended February 28, 2010, homicides and kidnapping decreased by 0.2% and 21.7%, respectively, and incidents of terrorism decreased by 2.6%, compared to the corresponding period in 2009.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 2.4% in 2008 and approximately 0.4% in 2009. During 2008, the sectors that experienced the greatest real growth were mining (7.3%), financial services (5.6%) and transportation, storage and communications (4.0%). The sectors that experienced the greatest decreases in real growth were manufacturing (1.8%) and construction (0.3%). During 2009, the sectors that experienced the greatest real growth increase were construction (12.8%), mining (11.3%) and financial services (3.1%). The sectors that experienced the greatest decreases in real growth were manufacturing (6.3%), retail, restaurants and hotels (2.9%) and transportation, storage and communications (1.2%).

The Government’s current estimate for real GDP growth in 2010 is 2.5%.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2007 through January 2010, according to the most recent methodology adopted by the DANE.

Monthly Unemployment Rates for the

13 Largest Urban Areas(1)

	2007	2008	2009	2010
January	14.4%	12.3%	14.9%	15.3%
February	12.9	12.6	13.6	n/a
March	12.5	12.0	13.5	n/a
April	11.6	11.3	12.9	n/a
May	11.3	11.7	12.4	n/a
June	11.6	11.7	13.0	n/a
July	11.2	11.9	12.8	n/a
August	11.3	11.4	13.1	n/a
September	10.5	11.3	12.9	n/a
October	10.2	11.0	12.4	n/a
November	8.9	10.4	12.1	n/a
December	10.3	10.9	12.3	n/a

n/a—Not available.

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $5.1 billion deficit for 2009, compared to a U.S. $6.9 billion deficit for 2008. The decrease in the current account deficit was mainly due to a decrease in income outflows. Income outflows decreased primarily due to fewer remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2009, the capital account registered a U.S. $6.8 billion surplus, compared to a U.S. $9.5 billion surplus for 2008. This decrease was mainly caused by a decrease in net foreign direct investment and an increase in Colombian direct investment abroad.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31, 2007(2)		For the Year Ended December 31, 2008(2)		For the Year Ended December 31, 2009(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	7,318	U.S. $	12,204	U.S. $	10,268
Coffee		1,714		1,883		1,543
Coal		3,495		5,043		5,416
Nickel		1,680		864		726
Gold and emeralds(3)		458		1,045		1,625
Nontraditional(4)		14,716		16,056		12,987

Total Exports		29,381		37,095		32,565
Imports (FOB)
Consumer Goods		6,056		6,801		6,098
Intermediate Goods		12,888		16,060		12,116
Capital Goods		11,156		13,451		12,296

Total Imports (FOB)		30,100		36,313		30,510
Special Trade Operations (Net)(5)		122		193		504
Trade Balance		(719)		782		2,055
Services (Net)(6)
Inflow		3,636		4,137		4,191
Outflow		6,243		7,188		6,871

		(2,607)		(3,051)		(2,680)
Income (Net)(7)
Inflow		1,855		1,745		1204
Outflow		9,857		12,065		10,848

		(8,002)		(10,320)		(9,644)
Transfers (Net)		5,228		5,512		4,619

Total Current Account		(5,977)		(6,883)		(5,146)
Capital Account
Foreign Direct Investment (Net)(8)		8,136		8,329		4,177
Portfolio Investment (Net)(9)		891		(1,007)		1,487
Loans (Net)(10)		1,667		1,462		676
Commercial Credits (Net)		(121)		307		(486)
Leasing (Net)(10)		110		272		727
Other (Net)(10)		(317)		123		212
Other Long Term Financing		(20)		(1)		(8)
Special Capital Flows (Net)(11)		0		0		0

Total Capital Account		10,347		9,485		6,784
Errors and Omissions		328		(21)		(291)

Change in Gross International Reserves	U.S. $	4,698	U.S. $	2,623	U.S. $	1,347

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

For 2009, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (39.2%), Venezuela (12.3%), European Union (14.3%), Ecuador (3.8%), Peru (2.4%), Chile (1.9%), Brazil (1.8%), Mexico (1.6%), China (2.9%), Japan (1%) and others (18.8%). For 2009, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (28.7%), European Union (15.5%), China (11.3%), Brazil (6.5%), Mexico (7.0%), Argentina (9.9%), Japan (2.5%), Ecuador (2.1%), Peru (1.9%), Chile (1.8%), Canada (2.1%), Venezuela (1.7%), and others (9%).

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, a U.S. law which is set to expire by December 31, 2009. In order for the agreement to take effect, however, it must be approved by each country’s legislature. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further Colombian governmental approvals are needed. As a result of expected delays in the approval process by the United States Congress, the Government had focused its efforts on seeking an extension of the ATPDEA. On December 23, 2009, a one year ATPDEA extension was granted by the United States legislative branch.

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from U.S. $6,092 million in 2008 to U.S. $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009 .

Monetary System

Financial Sector

At January 31, 2010, Colombia’s financial sector had a total gross loan portfolio of Ps. 134.9 trillion, compared to Ps. 132.3 trillion at January 31, 2009. Past-due loans amounted to Ps. 5.83 trillion at January 31, 2010, as compared to Ps. 5.78 trillion at January 31, 2009, an increase of 1.0%. Past-due loans were 4.3% of total loans at January 31, 2010, as compared to 4.4% at January 31, 2009. Provisions covering past-due loans increased from 114.3% at January 31, 2009 to 130.3% at January 31, 2010.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14.11% of risk-weighted assets at January 31, 2009, to 15.24% at January 31, 2010. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 145.9 trillion at January 31, 2009 to Ps. 153.9. trillion at January 31, 2010.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, January 31, 2010:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, January 31, 2010)

	Assets	Liabilities	Net Worth	Earnings
Private Sector Institutions(1)	Ps.225,799,322	Ps.194,127,493	Ps.31,671,829	Ps.241,519
Public Sector Institutions	13,208,459	12,003,559	1,174,899	20,486
Special State-Owned Institutions(2)	33,506,318	28,005,386	5,450,932	13,909

Total(3)	Ps.239,007,780	Ps.206,161,052	Ps.32,846,728	Ps.262,005

Totals may differ due to rounding.

(1)	Includes cooperatives.
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at March 31, 2010 was 3.9%, as compared to 8.2% at March 31, 2009. The average DTF decreased to 4.1% in December 31, 2009, as compared to 10.2% in December 31, 2008.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2009 was 2.0%, as compared to 7.7% in 2008. The CPI at March 31, 2010 was 1.8%, as compared to 6.1% at March 31, 2009.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2009 was -2.2%, as compared to 9.0% for 2008. The PPI at March 31, 2010 was -0.2%, as compared to 6.8% at March 31, 2009.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2007
January	4.7	5.0	6.8
February	5.3	4.9	6.8
March	5.8	4.3	7.5
April	6.2	2.3	7.5
May	6.2	0.6	7.6
June	6.0	-1.0	8.0
July	5.8	-1.8	8.3
August	5.2	-1.6	8.5
September	5.0	-0.9	8.9
October	5.2	-0.6	8.6
November	5.4	0.4	8.7
December	5.7	1.3	9.0

2008
January	6.0	2.2	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	10.9	10.1
December	7.7	9.0	10.2

2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.2
August	3.1	1.0	5.1
September	3.2	-1.5	4.9
October	2.4	-4.1	4.4
November	2.4	-3.9	4.4
December	2.0	-2.2	4.1

2010
January	2.1	0.5	4.0
February	2.1	-0.4	4.0
March	1.8	-0.2	3.9

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.
(3)	Beginning January 2009, the CPI will be measured using December 2008 as the base figure.

Sources: DANE and Banco de la República.

On November 25, 2009, Banco de la República reduced the discount rate by 50 basis points, decreasing the discount rate from 4.0% to 3.5%. Banco de la República believes that the slow recovery of internal demand and the low use of the production capacity have reduced the inflationary pressures and have resulted in greater flexibility for monetary easing in order to stimulate the economy.

Foreign exchange rates and international reserves

Exchange rates. On February 28, 2010, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,932.32 = U.S. $1.00, as compared to Ps. 1,982.29 = U.S. $1.00 on February 28, 2009. In 2009, the Representative Market Rate reached a high of Ps. 2,596.37 = U.S. $1.00 on February 25, 2009 and a low of Ps. 1,825.68 = U.S. $1.00 on October 14, 2009. For the first two months of 2010, the Representative Market Rate reached a high of Ps. 2,044.23 = U.S. $1.00 on January 1, 2010 and a low of Ps. 1,914.87 = U.S. $1.00 on February 23, 2010.

International reserves. At February 28, 2010, net international reserves were U.S. $25.2 billion. Net international reserves increased from U.S. $24.0 billion at December 31, 2008 to U.S. $25.3 billion at December 31, 2009. Between January 2009 and December 2009, Banco de la República intervened in the market through the net purchase of U.S. $170.9 million for volatility control. During the first two months of 2010, Banco de la República did not intervene in the market. On March 3, 2010, Banco de la República decided to resume the accumulation of international reserves through daily purchases of U.S. $20.0 million in competitive auctions in response to indications of an exchange rate misalignment.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 137 of January 27, 2007, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of April 6, 2010, the General Directorate of Public Credit and National Treasury had no outstanding net bought position in forward contracts.

Public Sector Finance

General

From January to July 2009, tax revenues were consistent with the Government’s estimate. By August 2009, however, tax revenues were below the initial target set by the Government. The decline in tax revenues was mainly due to a decrease in foreign taxes as a result of a greater than expected decrease in imports and volatility of the exchange rate. As a result, on September 8, 2009, the Government revised its estimate of the Central Government fiscal deficit for 2009 from 3.7% of GDP to 4% of GDP, and subsequently also revised its estimate of the consolidated public sector deficit for 2009 from 2.3% of GDP to 2.6% of GDP.

According to preliminary figures, for the year ended December 31, 2009, the Central Government fiscal deficit increased to 4.2% of GDP, compared to a deficit of 2.3% of GDP in 2008. According to preliminary figures, the non-financial public sector balance in 2009 was a deficit of 2.8% of GDP, compared to a surplus of 0.1% of GDP in 2008.

The principal public sector finance statistics for 2009 and 2010 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2009(1)(2)	Actual 2009(1)	Budget 2010(1)
Non-financial Public Sector Balance	(2.6)%	(2.6)%	(3.8)%
Central Government	(4.0)	(4.2)	(4.5)
Other Public Sector Entities	1.4	1.6	0.8
Central Bank Balance	0.0	0.1	0.0
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.2)	(0.2)	(0.1)
Statistical Discrepancies	0.0	(0.0)	0.0
Consolidated Public Sector Balance	(2.6)	(2.8)	(3.7)

Totals may differ due to rounding.

(1)	Preliminary figures.
(2)	Budgeted Central Government deficit for 2009 was revised on September 8, 2009 from 3.7% of GDP to 4.0% of GDP. As a result, the figure for Consolidated Public Sector Balance also was revised in order to reflect the adjustment made at the Central Government level. Thus, the budgeted consolidated public sector deficit for 2009 was revised from 2.3% of GDP to 2.6% of GDP.

The following table shows the principal budget assumptions for 2010 revised as of October 30, 2009.

Principal 2010 Budget Assumptions(1)

2010 Budget Assumptions
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps.521,164
Real GDP Growth	2.5%
Inflation
Domestic Inflation (producer price index)(2)	3.0%
Domestic Inflation (consumer price index)(2)	3.0%
External Inflation(3)	5.3%
Real Devaluation (average)	-4.72%
Interest Rates
Prime (United States)	4.3%
LIBOR (six month)	1.4%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	1.55
Oil ($/barrel) (Cusiana)	66.89
Coal ($/ton)	67.09
Ferronickel ($/lb.)	2.06

(1)	Figures calculated by CONFIS in connection with the release of the revision of 2010 Financial Plan in January 2010
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2009.
(3)

“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of September 2009, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.1%), Venezuela (12.4%), Mexico (3.9%), Brazil (3.5%), Ecuador (3.9%), Switzerland

(3.6%), Germany (3.1%), Peru (2.7%), Panama (2.7%), Chile (2.9%), Japan (2.4%), Spain (1.7%), The Netherlands (2.7%), United Kingdom (1.6%), Canada (1.4%), Italy (1.6%), France (1.2%), Belgium (1.0%), Argentina (0.9%) and Sweden (0.6%).

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2009. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Tax adjustment law

On December 30, 2009, the President signed into law the tax adjustment law. The main effects of the law are as follows: (i) the wealth tax will remain in effect until 2014 with differing tax rates applicable to two levels of Ps.3.0 billion and Ps.5.0 billion, (ii) the tax deduction for productive asset investments is reduced to 30% from 40%, (iii) taxpayers may not concurrently benefit from the aforementioned productive asset investment deduction and the special tax rate of 15% for users of free trade zones.

Decisions on government financing

The Government plans to sell its interest in Isagen, a power generation company, to fund budgetary needs for 2010. The sale of its stake in Isagen (for which the Government expects to receive approximately Ps. 3.0 trillion) is expected to occur before August 2010.

Oil prices and impact on public sector finance

Due to the decrease in oil prices in 2009, the Government expects a negative impact on public sector finances for 2010. Income tax to be received from Ecopetrol for 2009 is derived from the total income before taxes of the company in 2009, which, as of December 31, 2009, stood at Ps. 7 trillion , or 56% lower than the total income before taxes in 2008. In addition, dividends from Ecopetrol to be received in 2010 are expected to decrease by 61%, from Ps. 7.9 trillion to approximately Ps. 3.1 trillion. Colombia cannot predict what will happen to oil prices during 2010 and beyond or its potential effect on public sector finances in the medium and long term.

Public Sector Debt

Public sector internal debt:

As of February 28, 2010, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 129.6 trillion, compared to Ps. 127.1 trillion at December 31, 2009. The following table shows the direct internal funded debt of the Central Government at February 28, 2010 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At February 28, 2010 (in millions of pesos)
Treasury Bonds	Ps.112,530,381
Pension Bonds	9,722,444
Fogafin Bonds	717,594
Law 546 Bonds(1)	46,089
Titulos de Reduccion de Deuda (TRD)	4,333,455
Peace Bonds	72,742
Constant Value Bonds	1,822,804
Banco Agrario	137,310
Others(2)	170,155
Security Bonds	4,802

Total	Ps.129,557,806

Total may differ due to rounding.

(1)	Includes Law 546 and debt reduction bonds.
(2)	Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2008		At December 31, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	24,351	U.S. $	29,035
Public Entities(2)
Guaranteed		1,773		1,843
Non-Guaranteed		2,596		4,684

Total External Funded Debt	U.S. $	28,720	U.S. $	35,563

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and December 31, 2009, respectively. Medium and long-term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2008		At December 31, 2009
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	12,343	U.S. $	14,134
IADB		5,684		6,233
World Bank		5,329		6,550
Others		1,330		1,321
Commercial Banks		1,058		1,071
Export Credit Institutions		233		162
Bonds		13,506		18,635
Foreign Governments		1,549		1,540
Suppliers		30		20

Total	U.S. $	28,720	U.S. $	35,563

Total may differ due to rounding.

(1)	Provisional. Subject to revision. Debt with an original maturity more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2008 and December 31, 2009, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

DESCRIPTION OF THE BONDS

This prospectus supplement describes the terms of the bonds in greater detail than the accompanying prospectus and may provide information that differs from the accompanying prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

Colombia will issue the bonds under the fiscal agency agreement, dated as of September 28, 1994, as amended as of January 21, 2004, between Colombia and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent. The information contained in this section and in the accompanying prospectus summarizes some of the terms of the bonds and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the bonds. Therefore, you should read the fiscal agency agreement and the form of the bonds in making your investment decision. Colombia has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the Bonds

The bonds will:

•	be issued on April [—], 2010, in an aggregate principal amount of Ps. [—];

•	mature at par on April [—], 2021;

•	be issued in denominations of Ps. 5,000,000 and integral multiples of Ps. 1,000,000 in excess thereof;

•	bear interest at [—]% per year, accruing from April [—], 2010;

•

pay interest annually on April [—] of each year, commencing on April [—], 2011. Interest will be computed on the basis of the actual number of days during the period in respect of which interest is being paid, not to exceed 365, divided by 365;

•

pay all amounts due in respect of principal or interest in U.S. dollars, as calculated by the calculation agent by translating the Colombian peso amount into U.S. dollars at the Average Representative Market Rate on the applicable Rate Calculation Date;

•	pay interest to persons in whose names the bonds are registered at the close of business on the [—] preceding each payment date;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia backed by the full faith and credit of Colombia;

•	be equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•

be registered in the name of a nominee of, and deposited with The Bank of New York Mellon, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”);

•	be available in definitive, certificated form only under certain limited circumstances;

•	not be redeemable before maturity and not be entitled to the benefit of any sinking fund.

The issue price is [—]%, and the resulting yield to maturity (calculated on an annual basis) is [—]%. The yield is calculated based on the actual number of days during the period in respect of which interest is being paid, not to exceed 365, divided by 365, on an annual basis. It is not an indication of future yield.

The bonds are termed “TES” bonds as a short-hand form for Títulos de Tesorería (Treasury securities).

For purposes of all payments of interest, principal or other amounts contemplated herein:

•

“Average Representative Market Rate” means, for any Rate Calculation Date, the average of the Representative Market Rates for each business day in the five business day period ending on that Rate Calculation Date.

•

“Business day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in The City of New York; provided, however, that solely for the purposes of determining the Average Representative Market Rate, “business day” means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open, or not authorized to close, in Bogotá D.C., Colombia.

•

“Rate Calculation Date” means the third business day preceding each scheduled interest or principal payment date or any other date on which principal or interest shall become payable as a result of an acceleration of the maturity of the bonds.

•

“Representative Market Rate” means the weighted average of the buy and sell foreign exchange rates for transactions completed on the previous business day by certain commercial banks and financial corporations in Bogotá, Cali, Barranquilla and Medellín, as calculated and published by the Superintendencia Financiera (Financial Superintendency) of Colombia, and which is available on Bloomberg by typing “TRM<INDEX>HP<GO>”, at the Financial Superintendency’s website at http://www.superfinanciera.gov.co or at the Banco de la República´s website at http://www.banrep.gov.co. If such exchange rate is not reported by the Financial Superintendency for any business day, then the Representative Market Rate shall be determined by the calculation agent by polling Citibank—Colombia, Banco Bilbao Vizcaya Argentaria S.A., Bancolombia S.A., HSBC Colombia S.A. and Banco Santander Colombia S.A. located in Bogotá D.C., Colombia (collectively, the “Reference Banks”) at 1:00 P.M., Bogotá time, for the exchange rate for the professional market, by taking the arithmetic mean of the polled exchange rates (such mean, the “Alternative Rate”). In the event that any of the Reference Banks cease to operate in Colombia, they shall be replaced by the Republic, for the purpose of determining the Alternative Rate, with subsidiaries or branches of other foreign banks having similar characteristics.

Payment of Principal and Interest

Colombia will make payments of principal of and interest on the bonds represented by global securities by wire transfer of U.S. dollars to the common depositary or to its nominee as the registered holder of the bonds, which will receive the funds for distribution to the owners of beneficial interests in the bonds. Colombia has been informed by the common depositary that the owners will be paid in accordance with the procedures of the common depositary and its participants. Neither Colombia nor the paying agent shall have any responsibility or liability for any of the records of, or payments made by, the common depositary or its nominee.

If the bonds are issued in definitive, certificated form, Colombia will make its interest and principal payments to you, if you are the person in whose name the certificated bonds are registered, by wire transfer if:

•	you own at least Ps. 2.5 billion aggregate principal amount of the bonds; and

•

not less than 15 days before the payment date, you notify the fiscal agent or any paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Colombia is making such payments at maturity; and

•

you surrender the certificated bonds at the corporate trust office of the fiscal agent or at the offices of one of the other paying agents that Colombia appoints pursuant to the fiscal agency agreement.

If Colombia does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check on or before the due date for the payment. The check will be mailed to you at your address as it appears on the security register maintained by the fiscal agent on the applicable record date. If you hold your bonds through the common depositary, the check will be mailed to the common depositary, as the registered owner.

If any date for an interest or principal payment is not a business day, Colombia will make the payment on the next following business day at such place. Colombia will treat those payments as if they were made on the due date, and no interest on the bonds will accrue as a result of the delay in payment.

Paying Agents, Calculation Agent and Transfer Agents

Until the bonds are paid, Colombia will maintain a paying agent and a calculation agent in New York City or London. Colombia has initially appointed The Bank of New York Mellon to serve as its paying agent and calculation agent. In addition, Colombia will maintain a paying agent and a transfer agent in Luxembourg where bonds can be presented for transfer or exchange for so long as any of the bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require. Colombia has initially appointed The Bank of New York Mellon (Luxembourg) S.A. to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents and transfer agents at the addresses listed on the inside back cover of this prospectus supplement.

Notices

Colombia will mail any notices to the holders of the bonds at the addresses appearing in the security register maintained by the fiscal agent. Colombia will consider a notice to be given at the time it is mailed. So long as the bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, Colombia will also publish notices to the holders in a leading newspaper having general circulation in Luxembourg or on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If publication in a leading newspaper in Luxembourg or on the website of the Luxembourg Stock Exchange at http://www.bourse.lu is not practicable, Colombia will give notices in another way consistent with the rules of the Luxembourg Stock Exchange.

Registration and Book-Entry System

Colombia will issue the bonds in the form of one or more fully registered global securities, registered in the name of a nominee of, and deposited with, a common depositary for Euroclear and Clearstream, Luxembourg. Upon receipt of the global securities, the common depositary will credit the respective principal amounts of the bonds represented by the global securities to the accounts of Euroclear and Clearstream, Luxembourg. Financial institutions, acting as direct and indirect participants in those clearing systems, will hold your beneficial interests in a global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of bonds.

You may hold your beneficial interest in a global security directly through Euroclear or Clearstream, Luxembourg, if you are a participant in one of those clearing systems, or indirectly through organizations that are participants in those systems. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with Euroclear and Clearstream, Luxembourg. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with Euroclear or Clearstream, Luxembourg, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the Euroclear or Clearstream, Luxembourg system through direct participants.

As an owner of a beneficial interest in the global securities, you will generally not be considered the holder of any bonds under the fiscal agency agreement.

The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global security may be limited.

Certificated Bonds

Colombia will issue bonds in certificated form in exchange for a global security only if:

•	Euroclear or Clearstream, Luxembourg is closed for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention to cease business permanently; or

•	Colombia determines (consistent with the rules of the Luxembourg Stock Exchange) not to have any of the bonds represented by a global security.

We describe the certificated bonds, and the procedures for transfer, exchange and replacement of certificated bonds, in the accompanying prospectus.

TAXATION

United States

U.S. Treasury Circular 230 Notice

The tax discussion contained in this prospectus supplement was not intended or written to be used, and cannot be used, for the purposes of avoiding U.S. federal tax penalties. This discussion was written to support the promotion or marketing of the transactions or matters addressed in this prospectus supplement. Prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

Generally

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the prospectus. This discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the bonds in connection with this offering at the offering price and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the bonds. This summary deals only with U.S. holders that hold the bonds as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold the bonds as a hedge of or hedged against interest rate or currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar. If a partnership holds the bonds, the tax treatment of the partner generally will depend on the status of the partner and the activities of the partnership.

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax advisor about the tax consequences of holding the bonds, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of any state, local, non-U.S. or other tax laws.

Payments or Accruals of Interest

Payments or accruals of interest on a bond will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

If you use the cash method of tax accounting, the amount of interest income you will realize will be the U.S. dollar amount that you receive in respect of such payments. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on the bonds at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of your accrual period or taxable year. If you make this election, you must apply it consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of an interest payment in U.S. dollars if the amount received differs from the amount previously accrued in respect of that interest payment. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the bond.

Interest we pay on the bonds is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

The Internal Revenue Service could take the position that the issue price of a bond will be the Colombian peso value on the settlement date of the U.S. dollar amount required to be paid for the bond on that date. In that case, the bond might be treated as having been issued with original issue discount. Subject to the discussion below under the heading “—Original Issue Discount” Colombia intends to treat the bonds as having been issued without original issue discount.

Original Issue Discount

For U.S. federal income tax purposes, a bond will be treated as issued with original issue discount (“OID”) if the excess of the “stated redemption price at maturity” of the bond over its “issue price” equals or exceeds the “de minimis” amount (generally, 0.25 of one percent of such bond’s stated redemption price at maturity multiplied by the number of complete years from the issue date to the maturity date). The stated redemption price at maturity equals the sum of all payments due under the bonds, other than any payments of “qualified stated interest.” A “qualified stated interest” payment generally is a payment of stated interest that is unconditionally payable in cash or property, or that will be constructively received, at least annually during the entire term of the bond. The issue price will generally equal the initial public offering price at which a substantial number of bonds are issued in a given offering.

You must include in gross income amounts of non-de minimis OID as ordinary interest income on an accrual basis generally under a “constant yield to maturity” method described below (whether you are a cash or accrual basis taxpayer). Generally, OID must be included in income in advance of the receipt of cash representing such income.

The amount of OID on a bond that you must include in income during a taxable year is the sum of the “daily portions” of OID for that bond. The daily portions are determined by allocating to each day in an “accrual period” (generally the period between compounding dates) a pro rata portion of the OID attributable to that accrual period. The amount of OID attributable to an accrual period is the product of the “adjusted issue price” of the bond at the beginning of the accrual period and its yield to maturity reduced by the sum of the payments of qualified stated interest on the bond allocable to the accrual period. The “adjusted issue price” of a bond at the beginning of any accrual period is generally equal to the sum of its issue price and all prior accruals of OID. Cash payments on an OID bond are allocated first to any stated interest then due, then to previously accrued OID (in the order of accrual) to which cash payments have not yet been allocated, and then to principal. You generally may make an irrevocable election to include in your income the entire return on an OID bond (including payments of qualified stated interest) under the constant yield method applicable to OID.

For purposes of the foreign tax credit provisions of the Code, any OID accrued on a bond and included in your income will constitute foreign source income and generally will be classified as “passive category income” (or, in certain cases, as “general category income”).

Treatment of Premium

If your basis upon purchase of a bond (not taking into account accrued pre-issuance interest) is greater than its principal amount, you will be considered to have purchased the bond at a premium. You generally may elect to amortize this premium over the term of the bond. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated

interest payable on the interest payment date on which that period ends and (ii) the product of (a) the bond’s overall yield to maturity and (b) your purchase price for the bond (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the bond and to all debt instruments acquired at a premium that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the consent of the IRS to a change.

If you do not make the election to amortize premium on a bond and you hold the bond to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the bond matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the bond before maturity, the premium will be included in your “tax basis” in the bond as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the bond.

Purchase, Sale and Retirement of Bonds

When you sell or exchange a bond, or if a bond that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “—Payments or Accruals of Interest”) and your tax basis in the bond. If you sell or exchange a bond for pesos, the amount you will realize for U.S. tax purposes generally will be the U.S. dollar value of the pesos that you receive calculated at the exchange rate in effect on the date the bond is sold or exchanged. If you dispose of a bond that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency bonds traded on an established securities market, which is discussed in the preceding paragraph, must be applied consistently to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. This election cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a bond generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a bond will be long-term capital gain or loss if you have held the bond for more than one year on the date of disposition. For taxable years beginning before January 1, 2011, net long-term capital gain recognized by an individual U.S. holder is generally subject to preferential tax treatment. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Notwithstanding the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a bond generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the bond. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the bond.

Although not entirely free from doubt, Colombia believes that a U.S. holder’s tax basis in a bond generally will be the U.S. dollar value of the peso purchase price on the date of purchase (the settlement date), calculated at the exchange rate in effect on that date. The U.S. dollar amount that is actually paid by the U.S. holder for a bond may differ from the amount determined under the preceding sentence, since the U.S. dollar purchase price will be determined using a currency exchange rate determined as of the pricing date, rather than the settlement date. A U.S. holder may recognize U.S.-source foreign currency gain or loss in an amount equal to such difference.

The Internal Revenue Service could take the position, however, that a U.S. holder’s tax basis in a bond will be equal to the U.S. dollar amount that is actually paid by the U.S. holder for the bond.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds. Under these regulations, because the bonds are denominated in a foreign currency, if you recognize a loss with respect to the bonds that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above), you would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Disclosure Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated as of April     , 2010, Colombia has agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase, the principal amount of the bonds indicated in the following table:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	Ps.
Deutsche Bank Securities Inc.	Ps.

Total	Ps.

The underwriting agreement provides that the underwriters are obligated to purchase all of the bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the offering of the bonds may be terminated. Credit Suisse Securities (USA) LLC is located at Eleven Madison Avenue, New York, New York 10010. Deutsche Bank Securities is located at 60 Wall Street, 5th Floor, New York, New York 10005.

Colombia expects that delivery of the bonds will be made against payment for the bonds on or about April     , 2010, which is the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the bonds initially will settle on T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The underwriters propose to offer the bonds initially at the public offering price on the cover page of this prospectus supplement and to securities dealers at that price less a selling concession of     % of the principal amount of the bonds. The underwriters and any such securities dealers may allow a discount of     % of the principal amount of the bonds on sales to other dealers. After the initial public offering of the bonds, the underwriters may change the public offering price and concession and discount to dealers.

Colombia has been advised by the underwriters that the underwriters intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

In connection with the offering, the underwriters may purchase and sell bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of bonds than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the bonds. As a result, the price of the bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters and their affiliates may have engaged and may in the future continue to engage in transactions with and perform services for Colombia, for which they received or will receive customary fees and expenses, in addition to the underwriting of this offering. These transactions and services are carried out in the ordinary course of business.

The bonds are being offered for sale in jurisdictions in the United States and outside the United States where it is legal to make such offers. The underwriters have represented and have agreed that they have not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute the prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and will not impose any obligations on Colombia except as set forth in the underwriting agreement.

The underwriters have agreed that, with respect to those jurisdictions where Directive 2003/71/EC (the “Prospectus Directive”) applies, it will comply with either the Prospectus Directive or an applicable exemption.

Colombia has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

GENERAL INFORMATION

Legislation

The creation and issue of the bonds have been authorized pursuant to: Law 533 of November 11, 1999, the surviving portions of Law 185 of January 27, 1995, the relevant portions of Law 80 of 1993, Law 781 of December 20, 2002, Law 1366 of 2009, Decree 2681 of 1993, Authorization by Act of the Comisión Interparlamentaria de Crédito Público adopted in its meeting held on April [6], 2010, External Resolution No. 3 dated April 8, 2009 of the Board of Governors of the Central Bank of Colombia, Resolution No. [—] of [—] of the Ministry of Finance and Public Credit and CONPES 3642 MINHACIENDA, DNP: SC, dated February 15, 2009.

We will provide for inspection copies of our registration statement, the fiscal agency agreement and the underwriting agreement at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday for so long as the bonds are listed on the Luxembourg Stock Exchange. In addition, for so long as the bonds are outstanding and listed on the Luxembourg Stock Exchange, we will make available copies of Colombia’s annual reports covering the last two fiscal years in English (as and when available), including the budget for the current fiscal year, at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday. We will also make available, free of charge, this prospectus supplement and the accompanying prospectus and copies of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus at the offices of the Luxembourg paying agent and transfer agent. You may also obtain copies of this prospectus supplement together with the accompanying prospectus dated April 14, 2009 and any documents incorporated herein by reference from the website of the Luxembourg Stock Exchange at http://www.bourse.lu.

Authorization

As of April     , 2010, Colombia has obtained all consents and authorizations that are necessary under Colombian law for (1) the issuance of the bonds and (2) Colombia’s performance of its obligations under the bonds and the fiscal agency agreement.

Litigation

Colombia is not involved and has not been involved in the past 12 months in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the bonds. Colombia is not aware of any such litigation or arbitration proceedings that are pending or threatened.

Clearing

Euroclear and Clearstream, Luxembourg have accepted the bonds for clearance through their clearance systems. The securities codes are:

ISIN	Common Code

Validity of the Bonds

The validity of the bonds will be passed upon for Colombia by the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, United States counsel to Colombia.

The validity of the bonds will be passed upon for the underwriters by Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, United States counsel to the underwriters, and by Brigard & Urrutia, Calle 70 A No. 4-41, Bogotá D.C., Colombia, Colombian counsel to the underwriters.

As to all matters of Colombian law, Arnold & Porter LLP may assume the correctness of the opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury, and Sullivan & Cromwell LLP may assume the correctness of that opinion and the opinion of Brigard & Urrutia.

As to all matters of United States law, the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury may assume the correctness of the opinion of Arnold & Porter LLP, and Brigard & Urrutia may assume the correctness of the opinion of Sullivan & Cromwell LLP. All statements with respect to matters of Colombian law in this prospectus supplement and the accompanying prospectus have been passed upon by the Head of the Legal Affairs Group of the General Directorate of Public Credit and National Treasury and Brigard & Urrutia and are made upon their authority.

No Material Interest

Colombia is not aware of any interest, including any conflicting interest, that is material to the issue/offer.

Authorized Representative

The authorized representative of Colombia in the United States of America is Francisco Noguera Rocha, Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017.

Sovereign Credit Ratings

Colombia’s issuer credit ratings are as follows:

•	Fitch: long-term issuer default rating of BB+ (Outlook Stable);

•	Standard & Poor’s: foreign currency issuer credit rating of BB+ (Outlook Stable); and

•	Moody’s: long-term foreign currency government bonds rating of Ba1 (Outlook Stable).

A Fitch “BB” rating indicates that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade. A Fitch outlook indicates the direction in which a rating is likely to move over a one- to two-year period. Outlooks may be Positive, Stable or Negative. A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On June 5, 2006, Fitch changed Colombia’s rating outlook from Stable to Positive. On June 21, 2007, Fitch upgraded Colombia’s long term foreign currency debt rating from BB to BB+ and changed its outlook from Positive to Stable.

A Standard & Poor’s “BB” rating indicates that an obligor is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “stable” means that a rating is not likely to change; however, an outlook is not necessarily a precursor of a rating change. On June 12, 2007, Standard & Poor’s affirmed Colombia’s foreign currency issuer credit rating at BB+.

In addition to publishing foreign currency issuer credit ratings, Standard & Poor’s also publishes a long-term foreign currency debt rating which will not apply to the bonds. On June 12, 2007, Standard & Poor’s upgraded Colombia’s long-term foreign currency debt rating to BBB- from BB+.

For Moody’s, obligations rated “Ba” are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 1 indicates a high-range ranking in the Ba generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event). On March 9, 2006, Moody’s changed Colombia’s ratings outlook from Negative to Stable and placed Colombia’s Baa2 domestic currency bond rating on review for potential downgrade. On May 24, 2006, Moody’s announced that it had upgraded the foreign currency country ceiling ratings of several countries, including Colombia, as a result of a revision of its rating methodology for assigning foreign currency country bond ceilings. Consequently, Colombia’s foreign currency country ceiling was upgraded to Ba1 from Ba2. On June 29, 2006, Moody’s downgraded Colombia’s domestic currency bond ratings to Baa3 from Baa2. On June 25, 2007, Moody’s changed its outlook from Stable to Positive. On June 19, 2008, Moody’s upgraded Colombia’s foreign-currency government bond rating to Ba1 from Ba2 and stated that its outlook on all ratings is Stable.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Colombia’s current ratings and the rating outlooks currently assigned to Colombia are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Colombia. Any adverse change in Colombia’s credit ratings could adversely affect the trading price for the bonds. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

PROSPECTUS

Republic of Colombia

Debt Securities

Warrants

Colombia may from time to time offer debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. Colombia may sell securities having an aggregate principal amount of up to $6,773,396,659 (or its equivalent in other currencies) in the United States.

The securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The securities will rank equally in right of payment with all other unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia.

Colombia may sell the securities directly, through agents designated from time to time or through underwriters.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is April 14, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Colombia filed with the SEC under a “shelf” registration process. Under this shelf process Colombia may sell, from time to time, any of the debt securities or warrants described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $6,773,396,659. This prospectus provides you with a general description of the debt securities and warrants Colombia may offer under this shelf process. Each time Colombia sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Colombia, if necessary, and specific information about the terms of that offering.

Any information contained in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.

FORWARD-LOOKING STATEMENTS

The following documents relating to Colombia’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Colombia’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, assumptions, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Colombia undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Colombia cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Colombia’s trading partners. High international interest rates could increase Colombia’s current account deficit and budgetary expenditures. Low oil prices could decrease the Government’s revenues and could also negatively affect the current account. Recession or low growth in Colombia’s trading partners could lead to fewer exports from Colombia and, therefore have a negative impact on Colombia’s growth.

•

Adverse domestic factors, such as declines in foreign direct and portfolio investment, domestic inflation, high domestic interest rates, exchange rate volatility, political uncertainty and continuing insurgency in certain regions. Each of these could lead to lower growth in Colombia and lower international reserves.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Colombia will use the net proceeds from the sale of the securities for general budgetary purposes.

DESCRIPTION OF THE SECURITIES

This prospectus provides you with a general description of securities that Colombia may offer. Each time Colombia sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Debt Securities

Colombia will issue the debt securities under a fiscal agency agreement between Colombia and a bank or trust company, as fiscal agent. Whenever Colombia issues a series of debt securities it will attach the fiscal agency agreement that the securities are issued under as an exhibit to the registration statement of which this prospectus forms a part. The name of the fiscal agent will be set forth in the applicable prospectus supplement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement pursuant to which they are issued. Debt Securities may be issued pursuant to the Fiscal Agency Agreement, dated September 28, 1994, as amended by Amendment No. 1 thereto, dated January 21, 2004, between Colombia and the fiscal agent named therein, or another fiscal agency agreement subsequently entered into by Colombia. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these debt securities. Therefore, you should read the fiscal agency agreement and the form of the debt securities in making your decision on whether to invest in the debt securities. Colombia has filed a copy of these documents with the SEC and will also file copies of these documents at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

if the debt securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Colombia to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the debt securities and that Colombia may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	the authorized denominations;

•	any index Colombia will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Colombia may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Colombia may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. If applicable, Colombia will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The debt securities will be general, direct unconditional, unsecured and unsubordinated external indebtedness of Colombia. The debt securities will rank equally in right of payment among themselves and with all other unsecured and unsubordinated external indebtedness of Colombia. Colombia has pledged its full faith and credit for the payment when due of all amounts on the debt securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Colombia will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Payment of Principal and Interest

For each series of debt securities, Colombia will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Description of the Securities—Global Securities” below.

Colombia will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Colombia will make payments of interest by check mailed to the registered holders of the debt securities at their registered addresses.

Any money that Colombia pays to the fiscal agent for payment on any debt security that remains unclaimed for two years will be returned to Colombia. Afterwards, the holder of such debt security may look only to Colombia for payment. To the extent permitted by law, claims against Colombia for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

Additional Amounts

Colombia will make all principal and interest payments on the debt securities of each series without deducting or withholding any present or future Colombian taxes, unless the deduction or withholding is required by law. In the event that Colombia is required to make any such deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Colombia will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder or beneficial owner has some connection with Colombia other than merely holding the debt security or receiving principal and interest payments on the debt security;

•

the holder or beneficial owner fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Colombia of the holder or beneficial owner, if compliance is required by Colombia as a precondition to exemption from the deduction; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Colombia makes a payment of principal or interest available.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for a series of debt securities, the debt securities will not be redeemable prior to maturity at the option of Colombia or repayable before maturity at the option of the holders. Nevertheless, Colombia may at any time purchase the debt securities and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Colombia will agree when it issues debt securities that as long as any of those debt securities remain outstanding, it will not create or permit to exist any lien (i.e., a lien, pledge, mortgage, security interest, deed of trust or charge), other than certain permitted liens, on its present or future revenues, properties or assets to secure its public external indebtedness, unless the debt securities are secured equally and ratably. As used in this prospectus, “public external indebtedness” means:

•

all actual and contingent obligations of Colombia for borrowed money or for the repayment of which Colombia is responsible that are payable, or at the option of the holder may be payable, in any currency other than Colombian currency; and

•

that are in the form of bonds, debentures, notes or other securities that are or were intended by Colombia to be quoted, listed or traded on any securities exchange, automated trading system, over-the-counter or other securities market, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

However, up to $14.768 billion of securities (including for this purpose and without limitation, the Colombian Bearer Instruments Series A and B) issued by Colombia in exchange for debt of Colombia and Colombian public sector entities will not be considered public external indebtedness.

Nevertheless, Colombia may create or permit to exist:

•	liens on any asset or property, and related revenues, to secure indebtedness borrowed for the purpose of financing the acquisition, development or construction of that asset or property;

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing;

•	liens on any asset or property, and related revenues, existing at the time of the acquisition of that asset or property; and

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing.

Default and Acceleration of Maturity

Each of the following shall be an event of default under a series of debt securities:

1.	Non-Payment: Colombia fails to pay any principal of or interest on any debt security of that series within 30 days of the date when the payment was due; or

2.	Breach of Other Obligations: Colombia fails to perform any other material obligation contained in the debt securities of that series or the fiscal agency agreement and that failure continues for 45 days after any holder of the debt securities of that series gives written notice to Colombia to remedy the failure and gives a copy of that notice to the fiscal agent; or

3.	Cross Default on Direct Obligations: Colombia fails to pay when due any public external indebtedness (other than public external indebtedness constituting guaranties by Colombia) with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues beyond any applicable grace period; or

4.	Cross Default on Guaranties: Colombia fails to pay when due any public external indebtedness constituting guaranties by Colombia with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues until the earlier of (a) the expiration of the applicable grace period or 30 days, whichever is longer, or (b) the acceleration of the public external indebtedness by any holder; or

5.	Denial of Obligations: Colombia denies its obligations under the debt securities of that series; or

6.	Moratorium: Colombia declares a general suspension of payments or a moratorium on the payment of debt which does not expressly exclude the debt securities of that series; or

7.	IMF Membership: Colombia ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF.

If any of the events of default described in paragraphs 1, 2, 5 or 6 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. If any of the events of default described in paragraphs 3, 4 or 7 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of any series may declare all the debt securities of that series to be due and payable immediately. The declarations referred to above shall be made by giving written notice to Colombia and the fiscal agent.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date Colombia receives written notice of the declaration, unless Colombia has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the relevant debt securities may rescind a declaration of acceleration if Colombia remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders must follow the amendment procedures described below.

Collective Action Securities

Colombia may designate a particular series of debt securities to be “Collective Action Securities,” the terms of which will be described in the prospectus supplement relating to such securities and in this prospectus. Collective Action Securities will have the same terms and conditions as other debt securities, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments—Approval (Collective Action Securities)” below instead of the provisions described under the heading “—Meetings and Amendments—Approval.”

Meetings and Amendments

General. Each series of debt securities will provide that Colombia may call a meeting of the holders of debt securities of that series at any time. Colombia will determine the time and place of the meeting.

Colombia will give the holders not less than 30 or more than 60 days’ prior notice of each meeting. The notice will state:

•	the time and the place of the meeting;

•	in general terms, the action proposed to be taken at the meeting; and

•	the record date for determining the holders entitled to vote at the meeting.

If an event of default relating to the debt securities of a series has occurred and is continuing, the holders of at least 10% in aggregate principal amount of outstanding debt securities of that series may request that the fiscal agent call a meeting of the holders. This request must be in writing and set forth in reasonable detail the action proposed to be taken at the meeting.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding debt securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

For the purpose of the fiscal agency agreement and the securities of any series, “outstanding debt securities” does not include:

•	previously cancelled debt securities of that series;

•	debt securities of that series called for redemption;

•	debt securities of that series which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of that series, which have been substituted with another series of debt securities; and

•	debt securities owned by Colombia.

Certain Amendments Not Requiring Holder Consent. Colombia and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of that series for the purpose of:

•	adding to Colombia’s covenants for the benefit of the holders;

•	surrendering any of Colombia’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the fiscal agency agreement or the debt securities; or

•

changing the terms and conditions of the fiscal agency agreement or the debt securities in any manner which Colombia and the fiscal agent may determine and which will not materially adversely affect the interests of the holders of the debt securities.

Approval.

The following description does not apply to any series of debt securities that are Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to debt securities that are Collective Action Securities.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2 /3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, each holder of a debt security of a particular series must consent to any amendment, modification or change that would, with respect to that series:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•

reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Colombia’s obligation to pay additional amounts.

Approval (Collective Action Securities).

The following description applies only to series of debt securities that are Collective Action Securities.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series normally will constitute a quorum. However, if a meeting is adjourned for lack of a quorum, then holders or proxies representing not less than 25% of the aggregate outstanding debt securities of a series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing not less than 75% of the aggregate principal amount of outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2 /3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•

reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or the fiscal agency agreement or change the definition of “outstanding” with respect to the debt securities;

•	change Colombia’s obligation to pay additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which Colombia has submitted, Colombia’s obligation to appoint and maintain an agent for the service of process in the Borough of Manhattan, The City of New York or Colombia’s waiver of immunity in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Nature of Obligation” above.

Colombia refers to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of any series of debt securities that are Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agree to the change.

For purposes of determining whether the required percentage of holders of the debt securities has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of a series, debt securities owned, directly or indirectly, by Colombia or any public sector instrumentality of Colombia will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco de la República, any department, ministry or agency of the central government of Colombia or any corporation, trust, financial institution or other entity owned or controlled by the central government of Colombia or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

Notices to the holders of debt securities will be mailed to the addresses of such holders as they appear in the register maintained by the fiscal agent. If the debt securities are issued in bearer form the relevant prospectus supplement will describe the manner in which notices will be given to the holders.

Further Issues of Debt Securities

From time to time, Colombia may, without the consent of holders of the debt securities of any series that are Collective Action Securities, create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Colombia may consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

Warrants

If Colombia issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are to be offered, Colombia will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that will apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Colombia may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Colombia and a bank or trust company, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures for, and conditions to the exercise of, the warrants;

•	the date or dates on which the right to exercise the warrants shall commence and expire;

•	whether and under what conditions Colombia may terminate or cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with such warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of such warrants.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below and they may modify or discontinue them at any time. None of Colombia, the fiscal agent or any underwriter of securities named in a prospectus supplement will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, none of Colombia, the fiscal agent or any underwriter of securities named in a prospectus supplement will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Colombia may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Colombia issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “Description of the Securities—Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States, and Euroclear Bank S.A./N.V. as operator of the Euroclear System, known as Euroclear, and Clearstream Banking, société anonyme, known as Clearstream, Luxembourg, in Europe.

Clearing systems process the clearance and settlement of global notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Colombia and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Colombia and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Colombia to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions.

The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Colombia or the fiscal agent.

As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name except under the circumstances described below under “Description of the Securities—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•

you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Colombia’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Colombia takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e. have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Colombia will only issue securities in certificated form in exchange for a global security if:

•

in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Colombia does not appoint a successor depositary within 90 days after the depositary notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia elects not to have the securities of a series represented by a global security or securities.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Colombia and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Colombia, the fiscal agent and any other agent of Colombia may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Colombia and the fiscal agent may require you to sign an indemnity under which you agree to pay Colombia, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Colombia and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Colombia nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, Colombia will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Colombia in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law

The fiscal agency agreement and the securities will be governed by and interpreted in accordance with the laws of the State of New York. However, the laws of Colombia will govern all matters relating to authorization and execution by Colombia.

Jurisdiction; Enforceability of Judgments

Colombia is a foreign sovereign. It may, therefore, be difficult for investors to obtain or enforce judgments against Colombia.

Colombia will appoint the Consul General of Colombia in The City of New York and his successors from time to time as its process agent for any action brought by a holder based on the debt securities or warrants of a series instituted in any state or federal court in the Borough of Manhattan, The City of New York.

Colombia will irrevocably submit to the exclusive jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York and the courts of Colombia that sit in Bogota D.C. in respect of any action brought by a holder based on the securities. Colombia will also irrevocably waive any objection to the venue of any of these courts in an action of that type. Holders of the securities may, however, be precluded from initiating actions based on the securities in courts other than those mentioned above.

Colombia will, to the fullest extent permitted by law, irrevocably waive and agree not to plead any immunity from the jurisdiction of any of the above courts in any action based upon the securities. This waiver covers Colombia’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and execution but does not extend to the execution, set-off or attachment of revenues, assets and property of Colombia located in Colombia except as provided under Article 177 of the Código Contencioso Administrativo, Article 684 or 513 of the Código de Procedimiento Civil and Article 19 of the Decree 111 of January 15, 1996 of Colombia.

Nevertheless, Colombia reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the “Immunities Act”), in actions brought against it under the United States federal securities laws or any state securities laws. Colombia’s appointment of its process agent will not extend to these actions. Without Colombia’s waiver of immunity, you will not be able to obtain a United States judgment against Colombia unless the court determines that Colombia is not entitled under the Immunities Act to sovereign immunity in such action. In addition, execution upon property of Colombia located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except in the limited circumstances specified in the Immunities Act.

Even if you are able to obtain a judgment against Colombia in an action under the United States federal securities laws or any state securities laws, you might not be able to enforce it in Colombia. Your ability to enforce foreign judgments in Colombia is dependent, among other factors, on such judgments not violating the principles of Colombian public order. The Head or Acting Head of the Legal Affairs Group of the General Directorate of Public

Credit and the National Treasury of the Ministry of Finance and Public Credit of Colombia will render an opinion on this matter in connection with each issuance of securities and/or warrants hereunder.

Provision in National Budget

Colombia recognizes that amounts due under the securities must be paid out of appropriations provided in the national budget. Colombia will undertake that it will annually take all necessary and appropriate actions to provide for the due inclusion of such amounts in the national budget and to ensure timely payment of all amounts due.

Contracts with Colombia

In accordance with Colombian law, by purchasing the securities, you will be deemed to have waived any right to petition for diplomatic claims to be asserted by your government against Colombia with respect to your rights as a holder under the fiscal agency agreement and the securities, except in the case of denial of justice.

TAXATION

The following discussion summarizes certain United States federal and Colombian federal tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations now in effect in Colombia and may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local and other tax laws.

Colombian Taxation

Under current Colombian law, payments of principal and interest on the debt securities are not subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a

Colombian resident and is not domiciled in Colombia. In addition, gains realized on the sale or other disposition of the debt securities will not be subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. There are no Colombian transfer, inheritance, gift or succession taxes applicable to the debt securities.

United States Federal Taxation

In general, a United States person who holds debt securities or owns a beneficial interest in debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•

a trust if (1) a United States court is able to exercise primary supervision over the trust’s administration and (2) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income.

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business within the meaning of the United States Internal Revenue Code of 1986, or

•

you have an office or other fixed place of business in the United States that receives the interest and either (1) you earn the interest in the course of operating a banking, financing or similar business in the United States or (2) you are a corporation the principal business of which is trading in stock or securities for your own account, and you otherwise are engaged in a United States trade or business.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments on debt securities made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on these payments if you provide your taxpayer identification number to the fiscal agent. If you are a United States person, you may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

DEBT RECORD

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

PLAN OF DISTRIBUTION

Colombia may sell the debt securities and warrants in any of the following ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Colombia from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and, if applicable, the auction mechanics used to determine such price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price; or

•	at varying prices to be determined at the time of sale.

Colombia may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Colombia and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Colombia.

Colombia may also sell the securities directly to the public or through agents designated by Colombia from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Colombia may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

In compliance with FINRA guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Colombia may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Colombia under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Colombia may offer the securities of any series to holders of other Colombian securities as consideration for the purchase or exchange by Colombia of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Colombia may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Colombia in the ordinary course of business.

OFFICIAL STATEMENTS

Information included or incorporated by reference in this prospectus which is identified as being derived from a publication of, or supplied by, Colombia or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Colombia. All other information included or incorporated by reference in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance and Public Credit of Colombia.

VALIDITY OF THE SECURITIES

The validity of the securities of each series will be passed upon for Colombia by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, United States counsel to Colombia. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Colombian law, Arnold & Porter LLP will assume the correctness of the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury. As to all matters of United States law, the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury will assume the correctness of the opinion of Arnold & Porter LLP.

AUTHORIZED REPRESENTATIVE

The authorized representative of Colombia in the United States of America is the Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017, or such person as is designated in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Colombia has filed a registration statement with the SEC relating to the debt securities and warrants. This prospectus does not contain all of the information described in the registration statement.

For further information, you should refer to the registration statement.

Colombia is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Colombia commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 1996. These reports include certain financial, statistical and other information concerning Colombia. Colombia may also file amendments on Form 18-K/A to its annual reports for the purpose of incorporating information in the Form 18-K or filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, this information and these exhibits will be incorporated by reference into, and these exhibits will become part of, this registration statement.

You can request copies of these documents by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

SEC Public Reference

100 F Street, N.E., Room 1580

Washington, D.C. 20549

Colombia’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Incorporated documents are considered part of this prospectus. Colombia can disclose important information to you by referring you to those documents. The following documents, which Colombia has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Colombia’s annual report on Form 18-K for the year ended December 31, 2007 filed with the SEC on September 10, 2008;

•	All amendments on Form 18-K/A to the 2007 annual report filed on or prior to the date of this prospectus;

•	Any amendment on Form 18-K/A to the 2007 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the securities.

Later information that Colombia files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Dirección General de Crédito Público y

Tesoro Nacional

Ministerio de Hacienda y Crédito Público

Carrera 7a, No. 6-45, Piso 8

Bogotá, D.C.

Colombia

Telephone:	57-1- 350-7422
Facsimile:	57-1- 350-6651

REPUBLIC OF COLOMBIA

Ministerio de Hacienda y Crédito Público

Dirección General de Crédito Público y Tesoro Nacional

Carrera 7a, No. 6-45, Piso 1

Bogotá D.C., Colombia

FISCAL AGENT, CALCULATION AGENT, REGISTRAR, PAYING AND TRANSFER AGENT

The Bank of New York Mellon

One Canada Square

London E14 5AL

United Kingdom

PAYING AGENTS AND TRANSFER AGENTS

The Bank of New York Mellon	The Bank of New York Mellon (Luxembourg) S.A.
One Canada Square London E14 5AL United Kingdom	Aerogolf Center 1A Hoehenhof L-1736 Senningerberg Luxembourg

LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

Luxembourg

LEGAL ADVISORS TO THE REPUBLIC

As to United States Law	As to Colombian Law
Arnold & Porter LLP	Legal Affairs Group
399 Park Avenue	Ministerio de Hacienda y Crédito Público
New York, New York 10022	Dirección General de Crédito Público y Tesoro Nacional
Carrera 7a, No. 6-45, Piso 1
Bogotá D.C., Colombia

LEGAL ADVISORS TO THE UNDERWRITER

As to United States Law	As to Colombian Law
Sullivan & Cromwell LLP	Brigard & Urrutia
125 Broad Street	Calle 70 A No. 4-41
New York, New York 10004	Bogotá D.C., Colombia